December 6, 2018

John J. D'Angelo
President and Chief Executive Officer
Investar Holding Corp
7244 Perkins Road
Baton Rouge, Louisiana 70808

       Re: Investar Holding Corp
           Registration Statement on Form S-4
           Filed November 30, 2018
           File No. 333-228621

Dear Mr. D'Angelo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services